SHAREHOLDER VOTING RESULTS

At a Special Meeting of Shareholders of the Trust, held at the offices of GFS, 80 Arkay Drive, Suite 110, Hauppauge, NY 11788, on Friday, April 21, 2017, Trust shareholders of record as of the close of business on March 6, 2017 voted to approve the following proposal:

Proposal 1: To approve a new Investment Advisory Agreement.


					Shares Voted 		Shares Voted Against
					In Favor		or Abstentions
Power Dividend Index VIT Fund		  684,962		227,831
Power Momentum Index VIT Fund        	2,311,461		320,557